UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Kodiak Gas Services, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

50012A108

(CUSIP Number)

November 14, 2024

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Frontier TopCo Partnership, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 44,000,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 44,000,000
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,000,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 50.49%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 87,141,298 shares of common stock outstanding as of November 18, 2024, as disclosed in the Issuer’s Prospectus Supplement, dated as of November 14, 2024.

1.	Names of Reporting Persons Frontier TopCo GP, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 44,000,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 44,000,000
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,000,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 50.49%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 87,141,298 shares of common stock outstanding as of November 18, 2024, as disclosed in the Issuer’s Prospectus Supplement, dated as of November 14, 2024.

1.	Names of Reporting Persons EQT Fund Management S.à r.l.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 44,000,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 44,000,000
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,000,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 50.49%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 87,141,298 shares of common stock outstanding as of November 18, 2024, as disclosed in the Issuer’s Prospectus Supplement, dated as of November 14, 2024.

Item 1(a).	Name of Issuer

Kodiak Gas Services, Inc. (the “Issuer”).

Item 1(b).	Address of the Issuer’s Principal Executive Offices

9950 Woodloch Forest Drive, Suite 1900

The Woodlands, Texas 77380

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons” and each, a “Reporting Person”:

(i)	Frontier TopCo Partnership, L.P. (“Kodiak Holdings”);
(ii)	Frontier TopCo GP, LLC (“Frontier GP”); and
(iii)	EQT Fund Management S.à r.l. (“EFMS”).

Item 2(b).	Address of the Principal Business Office, or if none, Residence

The address of the principal business office of Kodiak Holdings and Frontier GP is:

EQT Partners Inc.

1114 Avenue of the Americas, 45th Floor

New York, NY 10036

The address of the principal business office of EFMS is:

EQT Fund Management S.A.R.L.

51A, Boulevard Royal

L-2449 Luxembourg

Luxembourg

Item 2(c).	Citizenship

See responses to Item 4 on each of the cover pages.

Item 2(d).	Title of Class of Securities

Common stock, par value $0.01 per share (“Common Stock”).

Item 2(e).	CUSIP Number

50012A108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each of the cover pages.

(b)	Percent of Class:

See responses to Item 11 on each of the cover pages.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each of the cover pages.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each of the cover pages.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each of the cover pages.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each of the cover pages.

Frontier GP is the general partner of Kodiak Holdings. EQT Infrastructure III SCSp (“EQT Infrastructure III”) indirectly owns 100% of the membership interests in Frontier GP. EFMS has exclusive responsibility for the management and control of the business and affairs of investment vehicles which constitute the majority of the total commitments to EQT Infrastructure III. As such, EFMS has the power to control Frontier GP’s voting and investment decisions and may be deemed to have beneficial ownership of the securities held by Kodiak Holdings. EFMS is managed by a five-member board of directors.

Each of Frontier GP and EFMS may be deemed to beneficially own the shares of Common Stock beneficially owned by Kodiak Holdings, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than Kodiak Holdings) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose and each of Frontier GP and EFMS expressly disclaim beneficial ownership of such shares. The filing of this statement should not be construed to be an admission that any of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The several investment vehicles that collectively constitute the EQT Infrastructure III fund may be deemed to have the indirect right to receive or the indirect power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held by Kodiak Holdings by virtue of their ownership of Frontier GP’s membership interests. Of these vehicles, each of EQT IV Co-Invest SCSP (No. 1) Limited Partnership, EQT Infra IV Funds (No. 2) Limited Partnership and EQT Infra III Funds (No. 3) Limited Partnership may be deemed to have the indirect right to receive or the indirect power to direct the receipt of dividends from, or the proceeds from the sale of, 5.0% or more of the Issuer’s outstanding Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2024

Frontier TopCo Partnership, L.P.

By: Frontier TopCo GP, LLC, its general partner

By:	/s/ Vilune Mackeviciute
Name:	Vilune Mackeviciute
Title:	Secretary

By:	/s/ Joseph Turley
Name:	Joseph Turley
Title:	Treasurer

Frontier TopCo GP, LLC

By:	/s/ Vilune Mackeviciute
Name:	Vilune Mackeviciute
Title:	Secretary

By:	/s/ Joseph Turley
Name:	Joseph Turley
Title:	Treasurer

EQT Fund Management S.à r.l.

By:	/s/ Sara Huda
Name:	Sara Huda
Title:	Manager

By:	/s/ Joshua Stone
Name:	Joshua Stone
Title:	Manager

EXHIBIT LIST

Exhibit 1	Agreement of Joint Filing, dated as of February 12, 2024 (incorporated by reference to Exhibit 1 of the Schedule 13G filed by the Reporting Persons on February 12, 2024).